UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 1)

SIGNET GROUP PLC
(Name of Issuer)

ORDINARY SHARES OF 0.5p
(Title of Class of Securities)

82668L104
(CUSIP Number)

Fred M. Stone, Senior Vice President and General Counsel
M.D. Sass Investors Services, Inc.
1185 Avenue of the Americas, 18th Floor, New York, NY 10036
Telephone  212-730-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Martin D. Sass

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     96,235,043

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     96,235,043 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     96,235,043 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.75%

14   TYPE OF REPORTING PERSON*

     IN

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James B. Rubin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER
     100,544,430

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     100,544,430 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,544,430 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.00%

14   TYPE OF REPORTING PERSON*

     IN

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Associates, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     21,507,820

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     21,507,820 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,507,820 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.30%

14   TYPE OF REPORTING PERSON*

     IA, CO

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Investors Services, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     76,238,350

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     76,238,350 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,238,350 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.55%

14   TYPE OF REPORTING PERSON*

IA, CO

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Re/Enterprise Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     17,079,541

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     17,079,541 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,079,541 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.02%

14   TYPE OF REPORTING PERSON*

     PN

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Re/Enterprise-II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     4,428,279

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     4,428,279 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,428,279 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.26%

14   TYPE OF REPORTING PERSON*

     PN

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Associates, Inc. Employee Profit Sharing Plan

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X           (b)


3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     989,407

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     989,407 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     989,407 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.06%

14   TYPE OF REPORTING PERSON*

     EP

Item 1.   Security and Issuer

      This Amendment No. 1 amends the Schedule 13D filed on August 11, 1997 (the "Schedule 13D Report") by Martin D. Sass ("Sass"); James B. Rubin ("Rubin"); M.D. Sass Associates, Inc., a Delaware corporation ("Associates"); M.D. Sass
Investors Services, Inc., a Delaware corporation ("Investors"); M.D. Sass Re/Enterprise Partners, L.P., a Delaware limited partnership ("Re/Enterprise"); M.D. Sass Re/Enterprise-II, L.P., a Delaware limited partnership ("Re/Enterprise II"); and M.D. Sass Associates, Inc. Employee Profit Sharing Plan ("Profit Sharing Plan") as the Reporting Persons named therein relating to the Ordinary Shares of 0.5p (the "Shares") of Signet Group plc, a corporation organized under the laws of England (the "Issuer"). The principal executive offices of the Issuer are located at Zenith House, The Hyde, London NW9, England.

Item 2.   Identity and Background

     (a)-(c), (f). This statement is being filed by the following persons (each a "Reporting Person" and collectively the "Reporting Persons"): Sass, Rubin, Associates, Investors, Re/Enterprise, Re/Enterprise II, and Profit Sharing Plan.

      The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 21, 1997, a copy of which is attached as Exhibit A hereto, pursuant to which each Reporting Person has agreed to the joint filing of the Schedule 13D, including any amendments thereto.

      Associates and Investors are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

      Re/Enterprise and Re/Enterprise II are organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Associates is the managing general partner, and Investors is a general partner of Re/Enterprise. Investors is the managing general partner, and Associates is the general partner of Re/Enterprise II.

      Investors also acts as investment adviser to a number of third party employee benefit or retirement plans, which are subject to the Employee Retirement Income Security Act of 1974. Two of these plans (the "ERISA Plans") do, and other plans may from time to time, hold securities of the Issuer.

      The Profit Sharing Plan is a trust organized to administer the employee profit sharing plan of Associates. The Profit Sharing Plan is administered by a Board of Trustees, which includes Sass.

       The principal business address of Sass, Associates, Investors, Re/Enterprise, Re/Enterprise II, and Profit Sharing Plan is c/o M.D. Sass Investors Services, Inc., 1185 Avenue of the Americas, 18th Floor, New York, New York 10036.

     The principal business address of Rubin is c/o Resurgence Asset Management, L.L.C., 10 New King Street, White Plains, New York 10604.

       Pursuant to Rule 13d-3, Shares held by M.D. Sass Re/Enterprise International, Ltd., a corporation organized under the laws of the British Virgin Islands ("Re/Enterprise International"), are being included in this statement as being beneficially owned by Sass. Sass is the controlling stockholder of M.D. Sass Management, Inc., a Delaware corporation ("Management"). Management is an investment adviser registered under Section 203 of the Investments Advisers Act of 1940 and acts as the investment manager for Re/Enterprise International. Re/Enterprise International's principal business address is located at the Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Sass Management's principal business address is located at 1185 Avenue of the Americas, New York, New York 10036.

     Pursuant to Rule 13d-3, Shares held by M.D. Sass Parallax Partners, L.P., a Delaware limited partnership ("Parallax") are being included in this statement as being beneficially owned by Sass. Sass is the controlling shareholder of MDS GPU, L.L.C., a New York Limited Liability Company ("GPU"). GPU is the general partner of Parallax. Parallax was organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. The principal business address of each of Parallax and GPU is c/o M.D. Sass Associates, 1185 Avenue of the Americas, New York, New York 10036.

     Pursuant to Rule 13d-3, Shares held by Corporate Renaissance Group, Inc., a Delaware corporation ("Corporate Renaissance"), are being included in this statement as being beneficially owned by Investors. Corporate Renaissance, which has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, was organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Investors acts as the investment manager for Corporate Renaissance. The principal business address of Corporate Renaissance is c/o M.D. Sass Investors Services, Inc., 1185 Avenue of the Americas, New York, New York 10036.

The executive officers and directors of Associates and Investors are:
      Martin D. Sass, President and Chairman of the Board of Associates and Investors
      Hugh R. Lamle, Executive Vice President of Associates and Investors, Director of Investors
      Martin E. Winter, Senior Vice President, Chief Financial Officer and Treasurer of Associates and
          Investors, Director of Associates and Investors
      Fred M. Stone, Senior Vice President, General Counsel and Secretary of Associates and Investors

      In the case of Mr. Sass, and each other person listed above, pursuant to General Instruction C, their positions above constitute their principal occupation and employment, and their business address is c/o M.D. Sass Associates, Inc., 1185 Avenue of the Americas, New York, New York 10036. Each is citizen of the United States.

      (d) and (e). During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

      The funds for the acquisition by CREN were provided by monies invested as capital contributions by their respective partners or shareholders. The funds for acquisitions by the ERISA Plans was provided by monies invested by or contributed on behalf of the employee participants in such plans.

      Share amounts and prices of all purchases and sales of the Shares since August 11, 1997, are set forth on Exhibit B attached hereto.

Item 4.   Purpose of Transaction

      On March 29, 1999, the Reporting Persons submitted a requisition (attached as Exhibit C) to the Company. The Reporting Persons may have discussions with the Company's directors, management and other shareholders, and may take other steps in connection with the subject matter of the requisition, including soliciting the votes of other shareholders.

Item 5.   Interest in Securities of the Issuer

(a) Re/Enterprise holds 17,079,541 Shares, constituting 1.02% of the total outstanding Shares.

      Re/Enterprise II holds 4,428,279 Shares, constituting 0.26% of the total outstanding Shares.

        Re/Enterprise International holds 13,349,940 Shares, constituting 0.80% of the total outstanding Shares.

      Profit Sharing Plan holds 989,407 Shares, constituting 0.06% of the total outstanding Shares.

      The ERISA Plans hold 53,197,530 Shares, constituting 3.18% of the total outstanding Shares.

      Corporate Renaissance holds 1,533,000 Shares, constituting 0.09% of the total outstanding Shares.

       Parallax  holds  5,657,346  Shares,  constituting  0.34%  of  the   total
outstanding Shares.

          Rubin   holds   approximately  4,309,387  Shares   (including   family
accounts),  constituting  0.26%  of  the  total  outstanding  Ordinary Shares.

     Associates, as a general partner of Re/Enterprise and Re/Enterprise II, may be deemed to beneficially own an aggregate of 21,507,820 Shares, constituting 1.28% of the total outstanding Shares.

      Investors, as a general partner of Re/Enterprise and Re/Enterprise II, as investment manager to Corporate Renaissance, and as investment advisor to the ERISA Plans, may be deemed to beneficially own an aggregate of 76,238,350 Shares, constituting 4.55% of the total outstanding Shares.

      Sass, by virtue of his controlling interest in each of Associates, Investors, Management and GPU, and as trustee of the Profit Sharing Plan, may be deemed to beneficially own an aggregate of 96,235,043 Shares, constituting 5.75% of the total outstanding Shares.

      Rubin, by virtue of his position as portfolio manager to Parallax, Re/Enterprise, Re/Enterprise II, Re/Enterprise International, Corporate Renaissance, the ERISA Plans, and the Profit Sharing Plan, may be deemed to beneficially own 100,544,430 Shares (which includes 4,309,387 Shares owned by family accounts), constituting 6.00% of the total outstanding Shares.

      This percentage is based on 1,674,842,749 Shares that were outstanding as of August 1, 1998, as reported in the Issuer's Form 6-K for the month August 1998.

      (b) Re/Enterprise has the sole power to vote or direct the vote of the Shares of which it is beneficial owner, which power is exercised through its managing general partner, Associates. Associates, Investors, and Sass, by virtue of their positions as general partners or officers of the general partners or, in the case of Rubin, as portfolio manager to Re/Enterprise, may be deemed to share such voting power with Re/Enterprise.

      Re/Enterprise II has the sole power to vote or direct the vote of the Ordinary Shares of which it is a beneficial owner, which power is exercised through its managing general partner, Investors. Associates, Investors, and Sass, by virtue of their positions as general partners or officers of the general partners or, in the case of Rubin, as portfolio manager to Re/Enterprise II, may be deemed to share such voting power with Re/Enterprise II.

      International has the sole power to vote or direct the vote of the Shares of which it is beneficial owner, which power is exercised through its investment manager, Management. Management, by virtue of its position as investment manager, and Sass and Rubin, by virtue of their positions, may be deemed to share such voting power with International.

      The Profit Sharing Plan has the sole power to vote or direct the vote of the Shares of which it is beneficial owner, which power is exercised through its Board of Trustees. Sass, by virtue of his position as trustee, and Rubin, by virtue of his position as portfolio manager to the Profit Sharing Plan, may be deemed to share such voting power with the Profit Sharing Plan.

      The ERISA Plans have the sole power to vote or direct the vote of the Shares that they hold, which power is exercised through their investment adviser, Investors. Investors, by virtue of its position as investment adviser, and Sass and Rubin, by virtue of their positions, may be deemed to share such voting power with the ERISA Plans.

      Corporate Renaissance has the sole power to vote or direct the vote of the Shares that it holds, which power is exercised through its investment manager, Investors. Investors, by virtue of its position as investment manager, and Sass and Rubin, by virtue of their positions, may be deemed to share such voting power with Corporate Renaissance.

      Parallax has the sole power to vote or direct the vote of the Shares of which it is beneficial owner, which power is exercised through its managing general partner, GPU. Sass and Rubin, by virtue of their positions, may be deemed to share such voting power with Parallax.

      Pursuant to Rule 13d-4, Sass, Rubin, Associates, Investors, the Profit Sharing Plan, Re/Enterprise and Re/Enterprise II, on behalf of themselves and their affiliates, disclaim beneficial ownership of the Shares held or managed for the accounts of others, and the filing of this statement by, or the naming of, such persons, shall not be construed as an admission that any such person or entity is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of any such Shares.

      (c) A schedule of each transaction in the Stock by the persons described above since August 11, 1997, is attached as Exhibit B.

      (d) No person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be Filed as Exhibits

Exhibit A Joint Filing Agreement
Exhibit B Schedule of Purchases and Sales
Exhibit C Requisition

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 1999

                              /s/  Martin D. Sass
                              __________________________________
                              Martin D. Sass


                              /s/  James B. Rubin
                              __________________________________
                              James B. Rubin


                              M.D. SASS ASSOCIATES, INC.


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President


                              M.D. SASS INVESTORS SERVICES, INC.


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President


                              M.D. SASS RE/ENTERPRISE PARTNERS, L.P.


                              By:  M.D. Sass Associates, Inc., as
                                   Managing General Partner

                              By: /s/   Fred M. Stone
                              __________________________________
                                   Name:     Fred M. Stone
                                   Title:    Senior Vice President


                              M.D. SASS RE/ENTERPRISE-II, L.P.


                              By:  M.D. Sass Investors, Inc., as
                                   Managing General Partner

                              By: /s/   Fred M. Stone
                              __________________________________
                                   Name:     Fred M. Stone
                                   Title:    Senior Vice President


                              M.D. SASS ASSOCIATES, INC. EMPLOYEE
                              PROFIT SHARING PLAN


                              By: /s/   Martin D. Sass
                              __________________________________
                              Name:     Martin D. Sass
                              Title:    Trustee

     Exhibit Index

Exhibit A --   Joint Filing Agreement
Exhibit B --   Schedule of Transactions
Exhibit C --   Requisition

     EXHIBIT A

Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of 0.5p of Signet Group plc, a corporation organized under the laws of England, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated:    July 21, 1997

Signatures



                              /s/  Martin D. Sass
                              __________________________________
                              Martin D. Sass



                              /s/  James B. Rubin
                              __________________________________
                              James B. Rubin



                              M.D. SASS ASSOCIATES, INC.


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President



                              M.D. SASS INVESTORS SERVICES, INC.


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President



                              M.D. SASS RE/ENTERPRISE PARTNERS, L.P.
                              By:       M.D. Sass Associates, Inc., as
                                   Managing General Partner


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President



                              M.D. SASS RE/ENTERPRISE-II, L.P.
                              By:       M.D. Sass Investors, Inc., as
                                   Managing General Partner


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President



                              M.D. SASS ASSOCIATES, INC. EMPLOYEE
                              PROFIT SHARING PLAN


                              By: /s/   Martin D. Sass
                              __________________________________
                              Name:     Martin D. Sass
                              Title:    Trustee

EXHIBIT B

Schedule of Transactions


                               SIGNET ORDINARY 5P
                       TRADING ACTIVITY 8/11/97 to 3/29/99
                   (ALL OF THE FOLLOWING TRADES WERE EXECUTED
                          ON THE LONDON STOCK EXCHANGE)

Entity       Type       Trade Date     Price        Units
                                    (in British
                                      Pounds
                                     Sterling)
------------------------------------------------------------
Corp. Ren.   PURCHASE   18-Dec-97   0.2900       1,533,000
                                                 __________
                                    Ending Bal   1,533,000


Re / Ent     SALE       15-Oct-97   0.3303       (53,500)
Re / Ent     SALE       16-Oct-97   0.3275       (2,300,000)
Re / Ent     SALE       17-Oct-97   0.3275       (104,000)
Re / Ent     SALE       20-Oct-97   0.3200       (750,000)
Re / Ent     SALE       22-Oct-97   0.3200       (500,000)
Re / Ent     SALE       23-Oct-97   0.3200       (25,000)
Re / Ent     SALE       27-Oct-97   0.3200       (100,000)
Re / Ent     SALE       18-Dec-97   0.2900       (4,093,000)
Re / Ent     SALE       05-May-98   0.4300       (22,516,615)
                                                 __________
                                    Ending Bal   17,079,541


Re/Ent Int'l SALE       05-May-98   0.4300       (19,378,513)
Re/Ent Int'l SALE       30-Oct-98   0.3150       (5,000,000)
Re/Ent Int'l SALE       30-Oct-98   0.3150       (3,682,000)
Re/Ent Int'l SALE       16-Mar-99   0.4750       (4,146,106)
                                                 __________
                                    Ending Bal   13,349,940


Re/Ent II    SALE       05-May-98   0.4300       (2,803,221)
                                                 __________
                                    Ending Bal   4,428,279


Erisa
Plan 1       SALE       05-May-98   0.4300       (2,562,731)
                                                 __________
                                    Ending Bal   46,955,530


Erisa
Plan 2       PURCHASE   18-Dec-97   0.2900       2,560,000
Erisa
Plan 2       PURCHASE   30-Oct-98   0.3150       3,682,000
                                                 __________
                                    Ending Bal   6,242,000


Parallax     SALE       16-Mar-99   0.4750       (1,853,894)
                                                 __________
                                    Ending Bal   5,657,346


Profit
Sharing      SALE       05-May-98    0.4300      (238,920)
                                                 __________
                                    Ending Bal   989,407

EXHIBIT C

N.C.B. Trust        336 Strand
Limited        London  WC2R 1HB


26 March, 1999

Signet Plc
Zenith House
The Hyde
London
NW9 6EW

Attention:     The Board of Directors and Secretary


Dear Sirs,

            REQUISITION OF RESOLUTION AT NEXT ANNUAL GENERAL MEETING

                       Of Signet Group plc (the "Company")
               (Incorporated and Registered in England No. 477692)

The undersigned shareholder in the Company (together with all other shareholders signing a copy of this requisition, the "requisitioning shareholders") hereby requisition the Company to give to members of the Company notice of the following ordinary resolutions which the requisitioning shareholders intend to move at that Meeting.

1.   Sale of part of the Company's assets and business

THAT the directors of the Company be, and they are hereby, directed and authorised to take all steps on behalf of the Company as shall be necessary or desirable in order to procure the listing of not less than twenty per cent of the Company's equity stake in its United States operations on a recognised stock exchange in the United States or NASDAQ, and the sale of such listed shares by way of an initial public offering, such listing and sale to take place as soon as practicable, subject only to:

(a) professional advice that a delay would result in a substantially increased price, in which event the directors may delay such sale for a period of no more than six months; or

(b) a prior sale of its United States operations on terms which the Company's professional advisers advise in writing, with reasons, are at least as favourable as the Company would have obtained on an initial public offering.

2.   Shareholder statement

THAT the costs and expenses of the Company or of the requisitioning shareholders connected with (a) the giving of notice of resolution 1 above and of this resolution 2, and (b) the circulation of any statements with respect to resolution 1 above to members of the Company, pursuant to section 376 Companies Act 1985, be borne by the Company and, where such costs and expenses have been met by the requisitioning shareholders, reimbursed to the requisitioning shareholders.

This requisition is dated 26th March, 1999.


Yours faithfully,



----------------------------
Authorised signatory / Director


____________________________
Authorised signatory


For and on behalf of
NCB Trust Limited